EXHIBIT D

LIST OF EXECUTIVE OFFICERS AND DIRECTORS
OF CDP CAPITAL - WORLD MARKETS INC.

DIRECTORS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Gordon J. Fyfe	CDP Capital - World Markets Inc. 1981, McGill College Avenue Montreal (Quebec) H3A 3C7	President
André Duchesne	CDP Capital 1981, McGill College Avenue Montreal (Quebec) H3A 3C7	Senior Vice-President, Fixed Income and Currencies

OFFICERS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Gordon J. Fyfe	CDP Capital - World Markets Inc. 1981, McGill College Avenue Montreal (Quebec) H3A 3C7	President
André Duchesne	Same	Senior Vice-President, Fixed Income and Currencies
François Grenier	Same	Senior Vice President, Equity Markets
Ernest Bastien	Same	Associate Vice President, North American Bond Market, Fixed Income and Currencies
Stéphane Gagnon	Same	Associate Vice President, Sectoral Equity Management
Marc Provost	Same	Associate Vice President, Canadian Equities
Pierre Malo	Same	Associate Vice President, Currency Market